UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2022
Commission File Number: 001-38283

InflaRx N.V.

(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFLARX N.V.

Results of Annual General Meeting of Shareholders

On April 28, 2022, InflaRx N.V. (the “InflaRx”) held its Annual General Meeting of Shareholders (the “Annual General Meeting”). The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3. Adoption of Dutch statutory annual accounts for the fiscal year ended December 31, 2021.

InflaRx shareholders approved the adoption of the Dutch statutory annual accounts for the fiscal year ended December 31, 2021.

Agenda Item 5. Instruction to Ernst & Young Accountants LLP for the external audit of InflaRx’s annual accounts for the financial year 2022.

InflaRx shareholders approved the instruction to Ernst & Young Accountants LLP for the external audit of InflaRx’s annual accounts for the financial year 2021.

Agenda Item 6. Release from liability for InflaRx’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2021.

InflaRx shareholders approved the release from liability for InflaRx’s directors with respect to the performance of their duties during the fiscal year ended December 31, 2021.

Agenda Item 7. Re-appointment of Prof. Niels Riedemann as executive director of InflaRx.

InflaRx shareholders approved the re-appointment of Prof. Niels Riedemann as executive director of InflaRx.

Agenda Item 8. Re-appointment of Prof. Renfeng Guo as executive director of InflaRx.

InflaRx shareholders approved the re-appointment of Prof. Renfeng Guo as executive director of InflaRx.

Agenda Item 9. Re-appointment of Mr. Nicolas Fulpius as non-executive director of InflaRx.

InflaRx shareholders approved the reappointment of Mr. Nicolas Fulpius as non-executive director of InflaRx.

Agenda Item 10. Re-appointment of Mr. Richard Brudnick as non-executive director of InflaRx.

InflaRx shareholders approved the reappointment of Mr. Richard Brudnick as non-executive director of InflaRx.

Agenda Item 11. Extension of authorization for InflaRx’s board of directors (the “Board”) to issue shares and grant rights to subscribe for shares.

InflaRx shareholders approved the extension of authorization for the Board to issue shares and grant rights to subscribe for share.

Agenda Item 12. Extension of authorization for the Board to limit and exclude pre-emption rights.

InflaRx shareholders approved the extension of authorization for the Board to limit and exclude pre-emption rights.

Agenda Item 13. Extension of authorization for the Board to acquire shares and depository receipts for shares in InflaRx’s capital.

InflaRx shareholders approved the extension of authorization for the Board to acquire shares and depository receipts for shares in InflaRx’s capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: April 28, 2022	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer